Exhibit 99.1

BIOPHYTIS PROVIDES AN UPDATE AND SHARE STRATEGIC DRIVERS SUPPORTING ITS HONG KONG JOINT VENTURE

Paris (France) and Cambridge (Massachusetts, U.S.), August 03, 2026, at 07:00am CET – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a biotechnology company pioneering the development of transformative therapies for longevity, provides an update on the rollout of its joint venture in Hong Kong (see details in the “About” section below) and shares its short- and medium-term outlook.

Landmark milestones achieved and imminent progress

The creation of the joint venture Biophytis Biopharmaceutical Holding LTD, announced on June 2, 2026, paves the way for the full implementation of the agreement signed in January 2026. Discussions regarding the formalization of the partners’ initial contributions are progressing steadily, and Biophytis anticipates their completion in the coming weeks, subject to administrative approvals, by end of September 2026 at the latest.

1. Transfer of intellectual property and signing of a license agreement: Biophytis will contribute to the joint venture a portion of its intellectual property portfolio, comprising patents related to the development of BIO101, obtained in China, Japan, and South Korea. In addition, Biophytis and Biophytis Biopharmaceutical Holding LTD will enter into a licensing agreement covering these three territories. Under the terms of this agreement, the joint venture will pay Biophytis royalties at a single-digit rate on future sales.

2. Payment of the first tranche of funding: Concurrent with the contribution of the intellectual property and the signing of the licensing agreement, the Asian partners will pay the joint venture an initial tranche of 3 million U.S. dollars. This tranche is part of a total financial commitment of up to 20 million U.S. dollars, including 10 million in the first year.

3. Preparation of the Phase 3 clinical trial for sarcopenia: The next step is to obtain authorization from the NMPA to initiate the clinical trial in China; authorization has already been obtained in Europe. The financial commitment from Biophytis’ Asian partners is expected to cover the majority of the estimated cost of the SARA-31 multi-regional Phase 3 clinical trial until BIO101 receives market authorization in China and EU.

Stanislas Veillet, Chairman and CEO of Biophytis, stated: “The coming weeks will be decisive for advancing our ambitions in the field of sarcopenia, with an initial contribution of intellectual property, the signing of the licensing agreement, and the payment of the first tranche of funding. These developments perfectly illustrate our strategy: to develop BIO101 internationally by relying on strong regional partners, and to finance our clinical programs without diluting our shareholders. This approach creates value for Biophytis, its partners, and all of its stakeholders.”

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About Biophytis Biopharmaceutical Holding LTD

Biophytis Biopharmaceutical Holding LTD is a joint venture designed to accelerate the development and commercialization of BIO101 for sarcopenia in Asian markets. It brings together Biophytis and a consortium of Asian partners, including Ronghui Renhe Life Technology, a leading Chinese conglomerate primarily involved in the manufacture and distribution of healthcare products. The joint venture’s geographic scope covers China, South Korea, and Japan — markets where an aging population makes the medical need related to sarcopenia particularly acute and where no approved treatment currently exists.

As part of this joint venture, Biophytis is contributing its intellectual property related to BIO101, while the Asian partners have committed to investing up to 20 million U.S. dollars over three years, including 10 million U.S. dollars expected within the first twelve months and 3 million U.S. dollars upon the establishment of the joint venture.

In terms of equity distribution, Biophytis and its founders hold 29% of the new entity’s capital, and the consortium of Asian partners holds 71%. Governance is based on a board of directors composed of three representatives from Biophytis and its founders and two representatives from the consortium of partners, ensuring collaborative decision-making and combined expertise.

At the heart of this collaboration is the international Phase 3 clinical trial SARA-31, aimed at obtaining conditional marketing authorization for BIO101 for the treatment of sarcopenia in both Asia and Europe. This multicenter trial will include 942 patients: 642 patients in China and 90 patients in Japan, under the responsibility of the joint venture, and 200 patients in Europe, under the direct coordination of Biophytis. Approval to begin this Phase 3 trial has already been obtained in Europe and the US; the study will begin as soon as regulatory approvals are obtained in China and Japan.

About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contact

Investor relations

investors@biophytis.com

Media relations

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50